FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2025 Earnings presentation (Supplementary information)

000 Supplementary information H1 2025 30 July 2025

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this document may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non- IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q2 2025 Financial Report, published on 30 July 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic- information#quarterly-results). Sustainability information This document may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this document may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this document), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

3 Important information • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries; • our exposure to operational losses; and • potential losses associated with cyberattacks, data breaches, data losses and other security incidents Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this document should be taken as a profit and loss forecast. Not a securities offer This document and the information it contains, does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this document, and in case of any deviation, Santander assumes no liability for any discrepancy. Sale of 49% stake in Santander Bank Polska to Erste Group All figures, including P&L, loans and advances to customers, customer funds and other metrics are presented on an underlying basis and include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska to Erste Group (https://www.santander.com/content/dam/santander- com/en/documentos/informacion-privilegiada/2025/05/hr-2025-05-05-santander-announces-the-sale-of-49-per-cent-of-santander-polska-to-erste-group-bank-and-agrees-strategic-cooperation-across-cib-and- payments-en.pdf). For further information, see the 'Significant events in the period’ and 'Alternative performance measures' sections of Banco Santander, S.A. (Santander) Q2 2025 Financial Report, published on 30 July 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

4 Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. We apply the official ARS exchange rate except in the periods between Q2 2024 and Q1 2025, when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation. For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report. Additional notes

5 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

6 Santander’s capital levels amply exceed minimum regulatory requirements * Phased-in ratios are calculated in accordance with the transitory treatment of the CRR. (1) Estimated countercyclical buffer as of Jun-25. (2) Estimated systemic risk buffer as of Jun-25. (3) MDA trigger = 3.34% - 0.30% = 3.04% (30bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €70.7bn in Available Distributable Items, c.110 times the full Parent AT1 budgeted for 2025. 4.50% 12.98% 12-13% (operating range) 0.98% 2.50% 1.25% SyRB, 0.04% CCyB, 0.38% 1.83% 1.53% 1.50%2.44% 2.70% 2.40% 13.91% 17.22% >15% Regulatory Requirement 2025 Group ratios Jun-25 2025 target ratios CET1CCoB Pillar 1 AT1 G-SIB buffer2 T2 T2 AT1 Pillar 2 R Jun-25 +331bps +304bps 1 2 +334bps SREP CAPITAL REQUIREMENTS AND MDA* • CET1 ratio of 13.0%, at the top end of our 12-13% operating range for 2025 • The minimum CET1 to be maintained by the Group is 9.65% • As of Jun-25, the distance to the MDA is 304bps3 and the CET1 management buffer is 334bps • Our current estimate for the fully- loaded CET1 ratio is comfortably above our >12% Investor Day target for 2025 year end

7 Diversified bond portfolio represents just 8% of total assets %, Jun-25 Spain 29% Poland 13% UK 7% Portugal 6% SCF 6% Mexico 10% US 10% Brazil 10% Chile 6% Rest of the Group 3% €142bn o/w HTC €96bn (68%) ALCO IRRBB €109bn Liquidity portfolio €33bn €142bn BOND PORTFOLIO • Bond portfolio represents 8% of total assets • HTC&S duration: 1.8 years • Mark to market impact of the HTC portfolio equivalent to less than 1% of total CET1 (€81.3bn)

8 Conservative and decentralized liquidity and funding model € bn, Jun-25 Covered Bonds Senior Non- Preferred Senior Other 2025 2026 2027 2028 >2029 0.9 11.1 11.8 7.5 5.7 13.7 1.7 5.5 14.5 7.9 10.6 19.6 3.3 12.4 10.5 14.2 5.3 24.4 1.6 1.9 0.7 1.9 0.2 24.2 2029 Spain UK SCF Brazil US Other 3 €23.3bn1 ISSUED IN PUBLIC MARKETS IN H1'25 VERY MANAGEABLE MATURITY PROFILE € bn, Jun-25 • Other includes issuances in Chile, Portugal, Argentina, Poland and Mexico 0.5 4.8 4.13.2 2.3 1.1 0.9 1.8 0.1 2.2 0.9 1.2 4.6 11.3 7.1 0.0 0.3 Covered bonds Senior Senior non- preferred AT1 Tier 2 2 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes issuances of Banco Santander, S.A., Santander International Products PLC and Santander Global Issuances B.V. (3) Includes AT1 / Preferred shares and Tier 2 / Subordinated.

# 2025 issuances against funding plan

## EXECUTION OF 2025 FUNDING PLAN

€ bn, Jun-25

| | AT1 + Tier 2 | | SNP + Senior | | Covered Bonds | | TOTAL | |
|---|---|---|---|---|---|---|---|---|
| | Plan | Issued | Plan | Issued | Plan | Issued | Plan | Issued |
| Banco Santander, S.A.[1] | 0 - 0.5 | 0.3 | 13 - 14 | 13.6[2] | 3 - 5 | 0.5 | 16 - 19.5 | 14.4[2] |
| UK | - | - | 4.5 - 6.5[3] | 3.4 | 4 - 5 | 4.2[4] | 8.5 - 11.5 | 7.6[4] |
| SHUSA | - | - | 3 - 4 | 1.8 | - | - | 3 - 4 | 1.8 |
| **TOTAL** | **0 - 0.5** | **0.3** | **20.5 - 24.5** | **18.8** | **7 - 10** | **4.7** | **27.5 - 35** | **23.9** |

**Banco Santander, S.A.'s 2025 funding plan contemplates the following:**

- Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Maintain a solid liquidity position, with LCR and NFSR above minimum requirements and ample liquidity buffers

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.
(1) Adjusted funding plan. For more information, see slide 10 "Update of the 2025 issuances funding plan - Banco Santander, S.A.".
(2) Includes €5.3bn Senior Non-Preferred and €2.5bn Senior Preferred issued in 2024, as pre-funding for the 2025 funding plan.
(3) Santander UK's SNP + Senior plan has been reduced due to the issuance of RMBS/ABS transactions and balance sheet evolution.
(4) Includes €1bn Covered Bond issued in 2024, as pre-funding for the 2025 funding plan.

9

10 EXECUTION OF 2025 FUNDING PLAN2025 FUNDING PLAN - BANCO SANTANDER, S.A. (1) MREL/TLAC needs reduced by c.€7bn in 2025 due to, amongst others: regulatory improvements (CRR3 lower impacts and FRTB delay); risk transfer; CACEIS sale; extra dividends from subsidiaries. (2) Reduction in MREL/TLAC needs leads to an increase in Covered Bond issuances in order to maintain liquidity metrics at desired levels. € bn, Jun-25 Original Funding Plan Adjusted Funding Plan 2025 2025 AT1 + Tier 2 0 - 0.5 0 - 0.5 0.0 0.3 0.3 SNP + SP 20 - 21 13 - 14 7.8 5.8 13.6 Covered Bonds 0.5 - 2 3 - 5 0.0 0.5 0.5 TOTAL 20.5 - 23.5 16 - 19.5 7.8 6.6 14.4 MREL/TLAC 20 - 21.5 13 - 14.5 7.8 6.1 13.9 Executed in 2025 Total executed Pre-funding in 2024 1 Additionally, in July 2025 Banco Santander S.A. issued: • €1.5bn AT1 transaction at a 6% coupon in conjunction with a liability management of the €1.5bn 4.375% AT1, with first call and reset date in January 2026, repurchasing €466.6 million. • €1.25bn 4-year and €1bn 8-year Dual Tranche Cédulas Hipotecarias (European Premium Mortgage Covered Bonds) transaction. 2 Update of the 2025 issuances funding plan - Banco Santander, S.A.

11 31.9% 12.8% 4.1% 4.1% 3.4% 40.1% 16.2% % RWAs % LE 18.0% 6.8% 4.1% 4.7% 1.7% 26.8% 8.4% % RWAs % LE % and € bn, Jun-25(e) Req. 36.0% SNP T2 CET1 Senior AT1 Sub debt %, Jun-25(e) Req. 22.1% Distance to M-MDA €14.1bn 465bps €16.1bn 167bps €17.1bn 410bps €35.3bn 342bps 85.6 9.2 11.9 0.6 33.5 26.4 167.2 MREL instruments 1 1 1 1 2 Requirement CBR Buffer TLAC MREL Requirement CBR Buffer (1) TLAC RWAs are €303bn and leverage exposure (LE) is €964bn. MREL RWAs are €417bn and leverage exposure is €1,034bn. (2) MREL Requirement based on RWAs from Jun-25: 31.92% + Combined Buffer Requirement (CBR). TLAC/MREL for the Resolution Group headed by Banco Santander, S.A.

12 € bn, Jun-25 ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Equity and other liabilitiesFinancial assets 414 37 81 169 1,049 211 66 1,060 1,544 1,544 Assets Liabilities HQLAs1 LIQUIDITY BALANCE SHEET €331bn o/w cash €176bn HQLA Level 1 318.7 HQLA Level 2 12.7 o/w Level 2A 5.4 o/w Level 2B 7.3 Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. HQLAs used in the consolidated LCR numerator: EUR 293 billion. See Glossary for definitions. (2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone. (3) Group LCR. Consolidated LCR 147% in Jun-25 and 145% in Mar-25. See Glossary for definitions. Net Stable Funding Ratio (NSFR) Jun-25 Mar-25 Mar-25 Spain 2 160% 148% 121% UK 2 159% 151% 137% Portugal 138% 129% 121% Poland 202% 213% 159% SCF 278% 269% 117% US 162% 203% 120% Mexico 154% 154% 125% Brazil 155% 162% 116% Chile 171% 186% 109% Argentina 229% 158% 151% Group 159% 156% 125% 1 Liquidity Coverage Ratio (LCR) 3 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios

13 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

14 NIM (%) NII / Average earning assets Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Retail & Commercial Banking 3.19 3.18 3.14 3.26 3.12 3.05 Spain 2.55 2.75 2.66 2.48 2.57 2.38 United Kingdom 1.41 1.46 1.53 1.58 1.59 1.53 Mexico 5.78 5.80 5.98 6.23 6.14 6.22 Brazil 7.87 7.91 8.06 7.67 8.35 8.62 Digital Consumer Bank 4.48 4.34 4.28 4.43 4.26 4.46 DCB Europe 2.74 2.72 2.64 2.71 2.75 2.84 DCB US 6.97 7.06 6.94 6.76 6.32 6.98 Corporate & Investment Banking 1.16 1.03 0.92 1.09 0.90 0.99 Wealth Management & Insurance 3.43 3.25 3.11 3.00 2.59 2.45 Payments 7.70 7.77 7.25 7.84 7.51 8.03 TOTAL GROUP 2.97 2.89 2.79 2.92 2.73 2.78 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Spain 1.77 1.84 1.70 1.65 1.59 1.59 United Kingdom 1.46 1.52 1.58 1.64 1.65 1.59 Portugal 3.03 2.91 2.58 2.31 2.40 2.28 Poland 4.67 4.67 4.77 4.60 4.41 4.30 DCB Europe 2.74 2.72 2.64 2.71 2.75 2.84 US 3.16 3.10 3.02 3.03 3.02 2.98 Mexico 5.19 5.31 5.24 5.09 5.29 5.39 Brazil 5.36 5.36 5.21 5.14 5.11 5.14 Chile 2.38 3.33 3.60 3.80 3.73 3.71 Argentina 38.69 35.65 19.30 13.52 11.71 13.53

15 Yield on loans (%) Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Retail & Commercial Banking 6.49 6.48 6.39 6.50 6.39 6.26 Spain 4.10 4.09 4.06 3.89 3.78 3.59 United Kingdom 3.79 3.93 4.07 4.13 4.14 4.12 Mexico 13.82 13.73 13.78 13.67 13.33 12.38 Brazil 16.24 16.46 16.57 16.70 16.54 17.23 Digital Consumer Bank 8.38 8.29 8.23 8.56 8.58 8.52 DCB Europe 5.65 5.76 5.73 5.80 5.82 5.75 DCB US 11.35 11.56 11.42 11.64 12.08 11.91 Corporate & Investment Banking 7.25 6.65 6.56 6.54 6.31 6.21 Wealth Management & Insurance 4.90 4.82 4.73 4.55 4.18 4.09 Payments 15.71 14.74 14.44 14.96 13.98 16.44 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Spain 4.56 4.48 4.44 4.25 4.07 3.91 United Kingdom 3.83 3.97 4.11 4.18 4.19 4.16 Portugal 5.05 4.90 4.72 4.34 4.29 3.96 Poland 8.00 7.88 7.95 7.85 7.81 7.56 DCB Europe 5.65 5.76 5.73 5.80 5.82 5.75 US 9.06 9.17 9.01 9.01 9.27 9.04 Mexico 14.50 14.43 14.47 14.25 13.47 13.86 Brazil 14.80 14.86 14.90 14.92 15.04 15.88 Chile 8.65 9.64 8.81 9.57 9.36 8.70 Argentina 54.85 38.08 28.35 28.33 28.23 28.90

16 Cost of deposits (%) Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Retail & Commercial Banking 2.38 2.20 2.15 2.13 2.04 2.04 Spain 0.65 0.69 0.73 0.75 0.57 0.45 United Kingdom 2.16 2.15 2.07 2.00 1.93 1.92 Mexico 5.21 5.17 4.88 4.44 4.07 3.73 Brazil 7.22 7.12 7.26 7.33 8.24 9.00 Digital Consumer Bank 2.15 2.25 2.27 2.23 2.14 2.01 DCB Europe 2.25 2.32 2.34 2.28 2.14 1.92 DCB US 2.00 2.13 2.13 2.15 2.14 2.15 Corporate & Investment Banking 4.86 5.00 5.08 4.41 3.93 3.80 Wealth Management & Insurance 2.61 2.52 2.52 2.45 2.16 2.08 Payments* N/A N/A N/A N/A N/A N/A Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Spain 0.99 0.96 0.90 0.96 0.75 0.59 United Kingdom 2.23 2.24 2.15 2.07 1.99 1.98 Portugal 0.86 0.98 1.16 0.98 0.85 0.71 Poland 1.51 1.52 1.48 1.48 1.52 1.52 DCB Europe 2.25 2.32 2.34 2.28 2.14 1.92 US 2.90 3.03 3.07 2.93 2.72 2.80 Mexico 5.55 5.51 5.23 4.80 4.36 4.08 Brazil 7.04 6.96 7.11 7.14 7.94 8.68 Chile 4.61 4.24 3.80 3.41 3.10 2.64 Argentina 21.49 10.84 6.17 4.54 4.11 5.24 * Payments’s cost of deposits is not provided as we do not consider it a relevant metric for this type of business.

17 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

18 Efficiency ratio (%) Q1'24 H1'24 9M'24 2024 Q1'25 H1'25 Retail & Commercial Banking 40.7 39.2 39.1 39.5 39.4 39.4 Digital Consumer Bank 41.2 40.6 40.7 40.1 41.9 41.5 Corporate & Investment Banking 41.6 43.3 44.3 45.5 42.9 43.7 Wealth Management & Insurance 37.9 37.2 37.3 38.2 36.5 35.7 Payments 48.4 46.8 46.1 44.5 43.9 42.2 PagoNxt 107.5 103.0 99.4 93.6 90.3 89.8 Cards 32.3 31.0 30.4 30.1 30.2 28.4 TOTAL GROUP 42.6 41.6 41.7 41.8 41.8 41.5 Q1'24 H1'24 9M'24 2024 Q1'25 H1'25 Spain 34.2 34.1 34.7 35.7 33.5 34.0 United Kingdom 58.4 57.7 56.0 55.9 53.7 54.0 Portugal 22.9 23.4 24.6 26.1 27.0 27.1 Poland 27.5 27.2 27.3 27.1 29.0 27.8 DCB Europe 47.1 46.2 46.5 45.9 47.5 46.9 US 50.3 50.5 50.4 50.5 50.0 49.5 Mexico 41.4 41.4 41.9 42.5 41.7 41.4 Brazil 33.0 32.4 32.0 32.1 32.8 32.7 Chile 42.5 39.2 37.4 36.0 34.5 34.3 Argentina 51.4 40.6 42.1 41.1 44.3 43.5

19 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

20 Stage coverage Exposure subject to impairment (EUR billion)* Coverage Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Stage 1 1,007 1,008 1,008 1,002 1,012 989 0.4% 0.4% 0.4% 0.4% 0.4% 0.3% Stage 2 83 94 87 88 87 85 6.3% 5.6% 5.7% 5.6% 5.6% 5.7% Stage 3 36 35 36 35 35 33 40.5% 41.2% 40.1% 40.6% 41.3% 42.7% * Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 25bn in March 2024, EUR 26 bn in June 2024, EUR 39 bn in September 2024, EUR 32 bn in December 2024, EUR 34 bn in March 2025 and EUR 41 bn in June 2025).

21 NPL ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Retail & Commercial Banking 3.21 3.14 3.27 3.18 3.12 3.06 Digital Consumer Bank 4.86 4.81 4.89 5.07 5.09 4.97 Corporate & Investment Banking 1.19 1.03 0.86 0.83 0.75 0.71 Wealth Management & Insurance 0.93 1.08 1.01 0.93 0.98 0.96 Payments 4.99 5.16 5.70 5.20 5.88 5.11 PagoNxt * N/A N/A N/A N/A N/A N/A Cards 5.13 5.20 5.80 5.31 6.11 5.22 TOTAL GROUP 3.10 3.02 3.06 3.05 2.99 2.91 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Spain 3.00 2.91 2.80 2.68 2.56 2.15 United Kingdom 1.48 1.46 1.44 1.33 1.25 1.25 Portugal 2.63 2.42 2.47 2.40 2.25 2.25 Poland 3.57 3.40 3.91 3.66 3.52 3.38 DCB Europe 2.27 2.31 2.44 2.50 2.62 2.62 US 4.60 4.33 4.40 4.72 4.45 4.65 Mexico 2.74 2.78 2.70 2.71 2.79 2.93 Brazil 6.06 5.96 6.25 6.14 6.33 6.61 Chile 4.95 5.12 5.33 5.37 5.60 5.43 Argentina 1.84 1.51 1.79 2.06 2.32 3.76 * PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

22 NPL coverage ratio (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Retail & Commercial Banking 60.7 61.6 57.9 58.5 59.0 59.8 Digital Consumer Bank 76.1 75.9 74.4 73.6 75.0 76.4 Corporate & Investment Banking 43.0 36.0 35.5 39.0 39.3 45.1 Wealth Management & Insurance 56.2 59.1 63.5 71.2 66.4 70.3 Payments 139.8 144.3 128.3 137.5 126.0 131.2 PagoNxt * N/A N/A N/A N/A N/A N/A Cards 142.2 146.2 129.6 139.2 126.7 133.6 TOTAL GROUP 66.1 66.5 63.6 64.8 65.7 67.2 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Spain 49.8 50.1 50.0 52.6 52.8 53.2 United Kingdom 28.3 28.5 28.4 29.3 30.8 31.0 Portugal 80.9 79.9 78.1 79.4 81.7 82.4 Poland 74.9 75.1 66.3 61.9 63.7 63.8 DCB Europe 86.1 85.4 83.3 82.5 82.3 82.3 US 67.8 67.9 64.5 63.8 63.8 63.1 Mexico 100.7 102.5 104.0 100.4 101.8 99.4 Brazil 86.8 90.4 82.1 82.7 82.0 85.1 Chile 54.2 53.1 51.8 49.9 49.6 49.8 Argentina 147.3 145.2 161.0 177.1 155.4 121.0 * PagoNxt’s coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

23 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances Retail, 58.4% Consumer, 31.7% CIB, 5.3% Wealth, 0.7% Payments, 3.9% Retail, 52.0%Consumer, 36.1% CIB, 3.5% Wealth, 0.8% Payments, 7.6% Spain, 20% United Kingdom, 9% Portugal, 3% Poland, 5% DCB Europe, 11% US, 19% Mexico, 4% Brazil, 20% Chile, 7% Argentina, 1% Rest of the Group, 1% Spain, 16% United Kingdom, 4% Portugal, 4% Poland, 4% DCB Europe, 14% US, 18% Mexico, 6% Brazil, 26% Chile, 5% Argentina, 2% Rest of the Group, 1% Note: Percentages of total operating areas, excluding Corporate Centre.

24 Cost of risk (%) Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Retail & Commercial Banking 1.03 1.03 0.98 0.92 0.91 0.89 Digital Consumer Bank 2.12 2.17 2.12 2.16 2.14 2.09 Corporate & Investment Banking 0.14 0.15 0.21 0.09 0.08 0.09 Wealth Management & Insurance (0.06) 0.07 0.09 0.19 0.20 0.20 Payments 6.88 7.02 6.99 7.36 7.52 7.54 PagoNxt * N/A N/A N/A N/A N/A N/A Cards 7.10 7.23 7.22 7.60 7.79 7.84 TOTAL GROUP 1.20 1.21 1.18 1.15 1.14 1.14 Mar-24 Jun-24 Sep-24 Dec-24 Mar-25 Jun-25 Spain 0.59 0.56 0.52 0.50 0.49 0.47 United Kingdom 0.08 0.08 0.05 0.03 0.04 0.05 Portugal 0.19 0.12 0.07 0.03 (0.03) (0.00) Poland 1.95 1.81 1.67 1.38 1.20 0.86 DCB Europe 0.67 0.72 0.75 0.88 0.92 0.89 US 1.98 2.06 1.94 1.82 1.73 1.69 Mexico 2.63 2.71 2.69 2.64 2.55 2.53 Brazil 4.79 4.77 4.78 4.51 4.61 4.71 Chile 0.85 0.97 1.09 1.19 1.26 1.31 Argentina 5.43 4.80 4.88 4.59 4.58 5.09 Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. * PagoNxt’s cost of risk is not provided as we do not consider it a relevant metric for this type of business.

25 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

26 Grupo Santander (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 11,983 11,474 11,225 11,986 11,378 11,338 -0.4% 23,457 22,716 -3.2% Net fee income 3,240 3,237 3,189 3,344 3,369 3,315 -1.6% 6,477 6,684 +3.2% Gains (losses) on financial transactions and other 157 959 721 696 790 820 +3.8% 1,116 1,610 +44.3% Total revenue 15,380 15,670 15,135 16,026 15,537 15,473 -0.4% 31,050 31,010 -0.1% Operating expenses (6,547) (6,366) (6,349) (6,772) (6,489) (6,376) -1.7% (12,913) (12,865) -0.4% Net operating income 8,833 9,304 8,786 9,254 9,048 9,097 +0.5% 18,137 18,145 +0.0% Net loan-loss provisions (3,125) (3,118) (2,976) (3,114) (3,161) (3,017) -4.6% (6,243) (6,178) -1.0% Other gains (losses) and provisions (1,125) (1,261) (891) (1,540) (700) (964) +37.7% (2,386) (1,664) -30.3% Profit before tax 4,583 4,925 4,919 4,600 5,187 5,116 -1.4% 9,508 10,303 +8.4% Consolidated profit 3,115 3,477 3,589 3,563 3,741 3,748 +0.2% 6,592 7,489 +13.6% Underlying attributable profit 2,852 3,207 3,250 3,265 3,402 3,431 +0.9% 6,059 6,833 +12.8%

27 GRUPO SANTANDER (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 11,425 10,991 11,106 11,894 11,219 11,497 +2.5% 22,416 22,716 +1.3% Net fee income 3,060 3,074 3,147 3,317 3,324 3,360 +1.1% 6,135 6,684 +9.0% Gains (losses) on financial transactions and other 143 945 723 681 779 831 +6.6% 1,088 1,610 +48.0% Total revenue 14,629 15,010 14,976 15,891 15,322 15,688 +2.4% 29,639 31,010 +4.6% Operating expenses (6,278) (6,128) (6,294) (6,706) (6,399) (6,466) +1.0% (12,406) (12,865) +3.7% Net operating income 8,350 8,882 8,682 9,185 8,923 9,222 +3.4% 17,233 18,145 +5.3% Net loan-loss provisions (2,893) (2,930) (2,931) (3,084) (3,105) (3,073) -1.0% (5,823) (6,178) +6.1% Other gains (losses) and provisions (1,095) (1,232) (887) (1,541) (693) (971) +40.1% (2,327) (1,664) -28.5% Profit before tax 4,362 4,721 4,864 4,560 5,124 5,179 +1.1% 9,083 10,303 +13.4% Consolidated profit 2,966 3,331 3,545 3,523 3,692 3,797 +2.8% 6,297 7,489 +18.9% Underlying attributable profit 2,710 3,069 3,209 3,226 3,357 3,476 +3.5% 5,778 6,833 +18.3%

28 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

29 Retail & Commercial Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 7,139 6,857 6,807 7,134 6,721 6,618 -1.5% 13,996 13,339 -4.7% Net fee income 1,205 1,184 1,153 1,164 1,210 1,187 -1.9% 2,390 2,397 +0.3% Gains (losses) on financial transactions and other (284) 176 (21) (140) (36) 10 — (108) (26) -76.4% Total revenue 8,061 8,217 7,939 8,158 7,895 7,816 -1.0% 16,277 15,710 -3.5% Operating expenses (3,285) (3,098) (3,082) (3,331) (3,113) (3,075) -1.2% (6,383) (6,188) -3.1% Net operating income 4,776 5,118 4,856 4,827 4,782 4,740 -0.9% 9,894 9,522 -3.8% Net loan-loss provisions (1,523) (1,563) (1,371) (1,387) (1,431) (1,399) -2.2% (3,087) (2,830) -8.3% Other gains (losses) and provisions (838) (727) (478) (832) (528) (697) +31.9% (1,565) (1,225) -21.7% Profit before tax 2,414 2,828 3,007 2,608 2,823 2,645 -6.3% 5,243 5,468 +4.3% Consolidated profit 1,634 1,957 2,185 1,993 2,065 1,941 -6.0% 3,591 4,006 +11.6% Underlying attributable profit 1,539 1,835 2,012 1,862 1,902 1,785 -6.1% 3,374 3,687 +9.3%

30 Retail & Commercial Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 6,781 6,554 6,719 7,090 6,647 6,693 +0.7% 13,335 13,339 +0.0% Net fee income 1,121 1,107 1,133 1,160 1,195 1,201 +0.5% 2,228 2,397 +7.6% Gains (losses) on financial transactions and other (276) 169 (10) (141) (35) 9 — (107) (26) -76.2% Total revenue 7,625 7,831 7,841 8,108 7,807 7,903 +1.2% 15,456 15,710 +1.6% Operating expenses (3,104) (2,947) (3,039) (3,298) (3,075) (3,113) +1.2% (6,051) (6,188) +2.3% Net operating income 4,521 4,884 4,802 4,810 4,732 4,790 +1.2% 9,405 9,522 +1.2% Net loan-loss provisions (1,383) (1,449) (1,342) (1,381) (1,409) (1,421) +0.9% (2,832) (2,830) -0.1% Other gains (losses) and provisions (813) (702) (475) (833) (523) (702) +34.4% (1,515) (1,225) -19.2% Profit before tax 2,325 2,733 2,986 2,596 2,801 2,667 -4.8% 5,058 5,468 +8.1% Consolidated profit 1,574 1,886 2,166 1,981 2,047 1,958 -4.3% 3,460 4,006 +15.8% Underlying attributable profit 1,480 1,768 1,992 1,848 1,886 1,801 -4.5% 3,248 3,687 +13.5%

31 Retail & Commercial Banking Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,472 1,471 1,495 1,430 1,467 1,448 -1.3% 2,943 2,915 -1.0% Net fee income 283 276 270 245 291 269 -7.6% 560 560 +0.1% Gains (losses) on financial transactions and other 25 70 35 (3) 35 50 +40.9% 95 85 -10.5% Total revenue 1,780 1,818 1,800 1,673 1,794 1,766 -1.5% 3,598 3,560 -1.0% Operating expenses (567) (558) (562) (600) (571) (567) -0.7% (1,125) (1,138) +1.1% Net loan-loss provisions (284) (287) (230) (292) (291) (244) -16.3% (571) (535) -6.2% Other gains (losses) and provisions (350) (233) (103) (207) (122) (119) -2.2% (583) (241) -58.7% Profit before tax 580 739 905 573 810 837 +3.3% 1,319 1,647 +24.8%

32 Retail & Commercial Banking UK (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,119 1,128 1,189 1,236 1,224 1,174 -4.1% 2,248 2,398 +6.7% Net fee income 1 (16) (2) (15) 5 2 -55.2% (15) 7 — Gains (losses) on financial transactions and other (8) (1) 7 (20) (39) (27) -30.6% (9) (67) +668.7% Total revenue 1,112 1,112 1,193 1,200 1,190 1,149 -3.4% 2,224 2,339 +5.2% Operating expenses (651) (643) (632) (675) (638) (628) -1.6% (1,294) (1,266) -2.1% Net loan-loss provisions (9) (11) (17) 23 (36) (44) +22.6% (20) (80) +304.4% Other gains (losses) and provisions (85) (58) (94) (167) (168) (147) -12.5% (143) (314) +120.4% Profit before tax 368 400 451 382 348 330 -5.1% 767 678 -11.7%

33 Retail & Commercial Banking UK (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,138 1,143 1,192 1,222 1,214 1,184 -2.5% 2,280 2,398 +5.2% Net fee income 1 (16) (2) (15) 5 2 -54.1% (15) 7 — Gains (losses) on financial transactions and other (8) (1) 7 (20) (39) (28) -29.3% (9) (67) +657.6% Total revenue 1,130 1,126 1,197 1,186 1,180 1,158 -1.9% 2,256 2,339 +3.7% Operating expenses (661) (651) (634) (667) (633) (633) -0.0% (1,313) (1,266) -3.5% Net loan-loss provisions (9) (11) (17) 23 (36) (45) +24.4% (20) (80) +298.6% Other gains (losses) and provisions (86) (59) (95) (166) (166) (148) -11.0% (145) (314) +117.2% Profit before tax 374 405 452 377 345 333 -3.6% 779 678 -12.9%

34 Retail & Commercial Banking UK (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 958 963 1,004 1,029 1,023 997 -2.5% 1,921 2,020 +5.2% Net fee income 1 (13) (2) (13) 4 2 -54.1% (13) 6 — Gains (losses) on financial transactions and other (7) (1) 6 (17) (33) (23) -29.3% (7) (56) +657.6% Total revenue 952 948 1,008 999 994 976 -1.9% 1,900 1,970 +3.7% Operating expenses (557) (549) (534) (562) (533) (533) -0.0% (1,106) (1,067) -3.5% Net loan-loss provisions (8) (9) (14) 20 (30) (38) +24.4% (17) (68) +298.6% Other gains (losses) and provisions (72) (49) (80) (140) (140) (125) -11.0% (122) (265) +117.2% Profit before tax 315 341 381 317 291 280 -3.6% 656 571 -12.9%

35 Retail & Commercial Banking Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 819 804 747 765 756 735 -2.8% 1,622 1,491 -8.1% Net fee income 175 197 171 156 171 177 +3.0% 372 348 -6.5% Gains (losses) on financial transactions and other (25) 8 (20) (28) (31) (21) -33.4% (17) (52) +207.7% Total revenue 969 1,009 899 893 896 891 -0.6% 1,978 1,787 -9.6% Operating expenses (432) (440) (418) (467) (397) (390) -1.9% (872) (787) -9.8% Net loan-loss provisions (205) (211) (143) (96) (135) (150) +11.6% (415) (285) -31.4% Other gains (losses) and provisions (9) (12) (9) (10) (22) (16) -25.1% (20) (38) +86.7% Profit before tax 323 346 328 320 343 335 -2.3% 670 677 +1.2%

36 Retail & Commercial Banking Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 693 684 712 748 745 746 +0.1% 1,376 1,491 +8.4% Net fee income 148 168 163 154 169 179 +6.0% 316 348 +10.2% Gains (losses) on financial transactions and other (21) 7 (18) (26) (31) (21) -31.0% (14) (52) +262.7% Total revenue 820 858 857 876 883 904 +2.3% 1,678 1,787 +6.5% Operating expenses (366) (374) (397) (453) (391) (395) +1.0% (740) (787) +6.3% Net loan-loss provisions (173) (179) (140) (100) (133) (152) +14.7% (353) (285) -19.2% Other gains (losses) and provisions (7) (10) (8) (10) (21) (17) -22.5% (17) (38) +120.1% Profit before tax 274 295 311 313 338 340 +0.6% 568 677 +19.3%

37 Retail & Commercial Banking Mexico (MXN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 15,100 14,901 15,512 16,307 16,244 16,262 +0.1% 30,000 32,506 +8.4% Net fee income 3,233 3,654 3,557 3,350 3,683 3,903 +6.0% 6,887 7,587 +10.2% Gains (losses) on financial transactions and other (458) 143 (390) (572) (675) (466) -31.0% (314) (1,140) +262.7% Total revenue 17,874 18,698 18,679 19,085 19,252 19,700 +2.3% 36,573 38,952 +6.5% Operating expenses (7,970) (8,162) (8,661) (9,870) (8,533) (8,615) +1.0% (16,132) (17,147) +6.3% Net loan-loss provisions (3,781) (3,903) (3,044) (2,179) (2,892) (3,318) +14.7% (7,683) (6,210) -19.2% Other gains (losses) and provisions (162) (215) (185) (217) (467) (362) -22.5% (376) (829) +120.1% Profit before tax 5,962 6,419 6,789 6,818 7,360 7,405 +0.6% 12,382 14,766 +19.3%

38 Retail & Commercial Banking Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,759 1,740 1,695 1,600 1,534 1,503 -2.0% 3,499 3,036 -13.2% Net fee income 397 409 376 348 359 333 -7.3% 807 692 -14.2% Gains (losses) on financial transactions and other (40) 31 (96) (1) (15) (57) +285.9% (9) (71) +698.8% Total revenue 2,117 2,180 1,975 1,948 1,878 1,779 -5.3% 4,297 3,657 -14.9% Operating expenses (843) (799) (746) (763) (761) (724) -4.9% (1,642) (1,485) -9.6% Net loan-loss provisions (753) (751) (740) (730) (718) (713) -0.8% (1,504) (1,431) -4.9% Other gains (losses) and provisions (184) (222) (170) (167) (166) (187) +12.4% (406) (353) -13.0% Profit before tax 337 408 319 288 233 156 -33.3% 745 389 -47.9%

39 Retail & Commercial Banking Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,504 1,552 1,639 1,584 1,501 1,535 +2.3% 3,056 3,036 -0.7% Net fee income 340 365 364 346 351 341 -3.1% 705 692 -1.8% Gains (losses) on financial transactions and other (34) 26 (87) (3) (14) (57) +296.5% (8) (71) +814.6% Total revenue 1,810 1,943 1,916 1,927 1,838 1,819 -1.1% 3,753 3,657 -2.6% Operating expenses (721) (714) (725) (754) (745) (740) -0.6% (1,435) (1,485) +3.5% Net loan-loss provisions (644) (669) (714) (720) (703) (728) +3.6% (1,314) (1,431) +8.9% Other gains (losses) and provisions (157) (197) (166) (166) (163) (190) +17.1% (354) (353) -0.4% Profit before tax 288 363 311 288 228 160 -29.6% 651 389 -40.3%

40 Retail & Commercial Banking Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 9,456 9,756 10,300 9,959 9,436 9,650 +2.3% 19,211 19,086 -0.7% Net fee income 2,135 2,294 2,290 2,174 2,209 2,140 -3.1% 4,429 4,349 -1.8% Gains (losses) on financial transactions and other (213) 164 (546) (17) (90) (358) +296.5% (49) (448) +814.6% Total revenue 11,377 12,214 12,044 12,115 11,555 11,433 -1.1% 23,592 22,988 -2.6% Operating expenses (4,532) (4,485) (4,555) (4,737) (4,681) (4,652) -0.6% (9,017) (9,332) +3.5% Net loan-loss provisions (4,049) (4,208) (4,490) (4,526) (4,419) (4,576) +3.6% (8,257) (8,994) +8.9% Other gains (losses) and provisions (988) (1,240) (1,045) (1,041) (1,022) (1,197) +17.1% (2,227) (2,219) -0.4% Profit before tax 1,809 2,281 1,954 1,811 1,433 1,009 -29.6% 4,091 2,442 -40.3%

41 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 2,710 2,655 2,614 2,797 2,756 2,747 -0.3% 5,366 5,504 +2.6% Net fee income 354 387 373 394 339 341 +0.5% 742 681 -8.2% Gains (losses) on financial transactions and other 119 222 146 139 138 102 -26.0% 342 241 -29.5% Total revenue 3,184 3,265 3,133 3,330 3,234 3,191 -1.3% 6,449 6,425 -0.4% Operating expenses (1,311) (1,307) (1,278) (1,287) (1,357) (1,308) -3.6% (2,617) (2,664) +1.8% Net operating income 1,873 1,958 1,855 2,043 1,878 1,883 +0.3% 3,832 3,761 -1.9% Net loan-loss provisions (1,137) (1,056) (1,121) (1,248) (1,119) (956) -14.5% (2,193) (2,075) -5.4% Other gains (losses) and provisions (118) (180) (112) (530) (84) (146) +72.6% (298) (230) -22.7% Profit before tax 618 723 622 265 674 781 +15.8% 1,341 1,456 +8.6% Consolidated profit 536 668 507 222 558 620 +11.0% 1,205 1,178 -2.2% Underlying attributable profit 463 606 436 153 492 551 +11.9% 1,069 1,042 -2.5%

42 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 2,656 2,604 2,611 2,766 2,703 2,801 +3.6% 5,260 5,504 +4.6% Net fee income 345 376 371 391 335 346 +3.3% 721 681 -5.7% Gains (losses) on financial transactions and other 119 222 147 135 136 105 -23.2% 341 241 -29.4% Total revenue 3,120 3,202 3,130 3,292 3,174 3,251 +2.4% 6,322 6,425 +1.6% Operating expenses (1,296) (1,289) (1,281) (1,274) (1,333) (1,332) -0.1% (2,585) (2,664) +3.1% Net operating income 1,824 1,913 1,849 2,019 1,841 1,920 +4.3% 3,737 3,761 +0.6% Net loan-loss provisions (1,102) (1,028) (1,120) (1,231) (1,094) (981) -10.4% (2,130) (2,075) -2.6% Other gains (losses) and provisions (115) (178) (111) (532) (83) (147) +77.3% (293) (230) -21.6% Profit before tax 607 707 618 256 664 792 +19.2% 1,314 1,456 +10.8% Consolidated profit 528 657 505 214 548 630 +15.0% 1,184 1,178 -0.6% Underlying attributable profit 455 595 435 146 481 561 +16.5% 1,050 1,042 -0.8%

43 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,095 1,092 1,069 1,105 1,112 1,155 +3.8% 2,187 2,266 +3.6% Net fee income 220 231 229 222 188 185 -1.5% 451 372 -17.4% Gains (losses) on financial transactions and other 95 120 100 100 103 85 -17.5% 216 188 -12.9% Total revenue 1,410 1,444 1,398 1,427 1,402 1,424 +1.6% 2,854 2,827 -0.9% Operating expenses (665) (655) (656) (629) (667) (660) -1.0% (1,319) (1,326) +0.5% Net loan-loss provisions (276) (308) (279) (345) (336) (284) -15.5% (584) (619) +6.0% Other gains (losses) and provisions (69) (124) (61) (481) (43) (111) +154.3% (193) (154) -20.2% Profit before tax 401 356 402 (28) 357 371 +3.9% 757 727 -3.9%

44 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,094 1,093 1,071 1,107 1,110 1,156 +4.1% 2,186 2,266 +3.7% Net fee income 220 231 229 222 187 185 -1.3% 451 372 -17.4% Gains (losses) on financial transactions and other 95 121 100 100 103 85 -17.0% 216 188 -13.1% Total revenue 1,409 1,445 1,401 1,429 1,401 1,426 +1.8% 2,853 2,827 -0.9% Operating expenses (664) (655) (657) (629) (666) (660) -0.8% (1,319) (1,326) +0.6% Net loan-loss provisions (275) (310) (279) (345) (335) (284) -15.2% (585) (619) +5.9% Other gains (losses) and provisions (69) (125) (61) (483) (43) (111) +156.1% (194) (154) -20.8% Profit before tax 401 355 403 (29) 356 371 +4.2% 755 727 -3.7%

45 Digital Consumer Bank US (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,143 1,179 1,138 1,191 1,221 1,129 -7.5% 2,322 2,350 +1.2% Net fee income 64 67 75 97 84 90 +6.7% 131 175 +32.8% Gains (losses) on financial transactions and other 97 106 66 74 57 50 -11.2% 203 107 -47.2% Total revenue 1,304 1,352 1,279 1,361 1,362 1,270 -6.8% 2,656 2,631 -0.9% Operating expenses (545) (547) (525) (542) (574) (520) -9.3% (1,092) (1,094) +0.2% Net loan-loss provisions (610) (537) (641) (677) (524) (466) -11.1% (1,147) (990) -13.8% Other gains (losses) and provisions (28) (33) (28) (32) (28) (19) -34.8% (61) (47) -23.6% Profit before tax 121 235 85 111 236 265 +12.4% 356 501 +40.9%

46 Digital Consumer Bank US (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,136 1,163 1,145 1,164 1,177 1,173 -0.3% 2,299 2,350 +2.2% Net fee income 64 66 75 95 81 93 +14.4% 130 175 +34.1% Gains (losses) on financial transactions and other 96 104 67 72 55 52 -4.1% 201 107 -46.7% Total revenue 1,296 1,333 1,288 1,330 1,313 1,319 +0.5% 2,630 2,631 +0.1% Operating expenses (542) (539) (529) (529) (553) (541) -2.1% (1,081) (1,094) +1.2% Net loan-loss provisions (607) (529) (645) (662) (505) (485) -4.0% (1,136) (990) -12.9% Other gains (losses) and provisions (28) (33) (28) (31) (27) (20) -28.6% (61) (47) -22.9% Profit before tax 120 232 86 108 227 274 +20.4% 352 501 +42.3%

47 Digital Consumer Bank US (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,240 1,270 1,250 1,271 1,285 1,281 -0.3% 2,510 2,566 +2.2% Net fee income 70 72 82 103 89 102 +14.4% 142 191 +34.1% Gains (losses) on financial transactions and other 105 114 73 78 60 57 -4.1% 219 117 -46.7% Total revenue 1,415 1,456 1,406 1,452 1,433 1,440 +0.5% 2,871 2,873 +0.1% Operating expenses (591) (589) (577) (578) (604) (591) -2.1% (1,180) (1,194) +1.2% Net loan-loss provisions (662) (578) (704) (723) (551) (529) -4.0% (1,240) (1,080) -12.9% Other gains (losses) and provisions (31) (36) (31) (34) (30) (21) -28.6% (66) (51) -22.9% Profit before tax 131 253 94 117 248 299 +20.4% 384 547 +42.3%

48 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,053 962 895 1,079 953 1,013 +6.4% 2,015 1,966 -2.4% Net fee income 654 626 612 656 716 637 -11.1% 1,280 1,353 +5.7% Gains (losses) on financial transactions and other 415 469 581 337 552 484 -12.4% 884 1,035 +17.2% Total revenue 2,123 2,056 2,088 2,072 2,220 2,134 -3.9% 4,178 4,354 +4.2% Operating expenses (883) (928) (962) (1,021) (952) (950) -0.2% (1,811) (1,903) +5.1% Net operating income 1,240 1,128 1,126 1,051 1,268 1,183 -6.7% 2,367 2,452 +3.6% Net loan-loss provisions (40) (52) (62) (16) (13) (72) +461.7% (93) (85) -8.1% Other gains (losses) and provisions (78) (46) (100) (130) (22) (27) +22.8% (124) (48) -61.1% Profit before tax 1,121 1,029 964 904 1,234 1,084 -12.1% 2,151 2,318 +7.8% Consolidated profit 770 736 695 750 865 776 -10.3% 1,506 1,641 +9.0% Underlying attributable profit 716 689 647 695 806 728 -9.7% 1,405 1,534 +9.2%

49 Corporate & Investment Banking (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 991 904 885 1,075 936 1,030 +10.0% 1,895 1,966 +3.7% Net fee income 635 608 610 650 705 647 -8.2% 1,243 1,353 +8.8% Gains (losses) on financial transactions and other 400 470 575 332 544 491 -9.8% 870 1,035 +19.0% Total revenue 2,026 1,981 2,070 2,057 2,186 2,168 -0.8% 4,008 4,354 +8.6% Operating expenses (855) (900) (957) (1,010) (935) (967) +3.4% (1,755) (1,903) +8.4% Net operating income 1,171 1,081 1,112 1,047 1,251 1,201 -4.0% 2,253 2,452 +8.8% Net loan-loss provisions (39) (51) (63) (18) (13) (73) +468.4% (90) (85) -5.2% Other gains (losses) and provisions (77) (45) (100) (129) (22) (27) +22.8% (122) (48) -60.5% Profit before tax 1,055 985 949 901 1,216 1,102 -9.4% 2,040 2,318 +13.6% Consolidated profit 727 707 683 742 853 788 -7.6% 1,434 1,641 +14.5% Underlying attributable profit 675 662 636 688 795 739 -7.0% 1,337 1,534 +14.7%

50 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 449 430 419 408 375 354 -5.8% 879 729 -17.1% Net fee income 365 356 369 408 419 423 +1.0% 721 842 +16.8% Gains (losses) on financial transactions and other 91 146 152 211 225 235 +4.5% 237 460 +94.1% Total revenue 905 932 940 1,027 1,019 1,012 -0.7% 1,837 2,032 +10.6% Operating expenses (343) (341) (351) (417) (372) (354) -5.0% (684) (726) +6.1% Net operating income 562 591 589 610 647 659 +1.7% 1,153 1,306 +13.2% Net loan-loss provisions (4) (13) (9) (18) (8) (13) +72.8% (17) (21) +21.5% Other gains (losses) and provisions (27) (2) (8) 15 (1) (10) — (30) (11) -62.6% Profit before tax 531 575 572 606 639 635 -0.6% 1,106 1,274 +15.2% Consolidated profit 396 437 452 465 497 500 +0.7% 833 997 +19.7% Underlying attributable profit 376 418 433 445 471 477 +1.2% 794 948 +19.3%

51 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 442 423 418 406 371 358 -3.4% 866 729 -15.8% Net fee income 355 346 366 404 414 429 +3.6% 701 842 +20.2% Gains (losses) on financial transactions and other 82 137 148 209 223 237 +6.5% 219 460 +110.5% Total revenue 880 905 932 1,020 1,007 1,024 +1.7% 1,785 2,032 +13.8% Operating expenses (334) (332) (349) (412) (367) (359) -2.1% (666) (726) +9.0% Net operating income 546 573 583 607 641 665 +3.8% 1,119 1,306 +16.7% Net loan-loss provisions (4) (13) (9) (18) (8) (13) +74.1% (17) (21) +23.3% Other gains (losses) and provisions (27) (2) (8) 15 (1) (10) — (30) (11) -62.4% Profit before tax 515 558 566 604 632 642 +1.5% 1,073 1,274 +18.8% Consolidated profit 382 423 447 463 491 505 +2.8% 805 997 +23.8% Underlying attributable profit 363 404 428 443 466 482 +3.3% 767 948 +23.5%

52 Payments (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 662 639 586 680 685 726 +5.9% 1,302 1,411 +8.4% Net fee income 662 682 691 725 693 734 +6.0% 1,344 1,428 +6.2% Gains (losses) on financial transactions and other (6) 19 13 107 5 (3) — 13 2 -86.7% Total revenue 1,318 1,341 1,289 1,512 1,383 1,457 +5.3% 2,659 2,840 +6.8% Operating expenses (639) (606) (574) (611) (608) (592) -2.6% (1,244) (1,200) -3.6% Net operating income 679 735 715 901 776 865 +11.5% 1,414 1,641 +16.0% Net loan-loss provisions (418) (434) (414) (448) (492) (479) -2.7% (852) (970) +13.9% Other gains (losses) and provisions (23) (265) (33) (39) (36) (40) +12.3% (288) (76) -73.6% Profit before tax 238 36 267 414 248 346 +39.4% 274 594 +116.8% Consolidated profit 136 (70) 152 275 150 230 +52.9% 66 380 +475.6% Underlying attributable profit 115 (90) 126 252 126 209 +65.9% 25 335 —

53 Payments (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 586 574 568 670 674 737 +9.4% 1,161 1,411 +21.6% Net fee income 606 635 675 715 684 744 +8.8% 1,241 1,428 +15.1% Gains (losses) on financial transactions and other (5) 22 14 100 5 (3) — 17 2 -89.8% Total revenue 1,187 1,231 1,257 1,486 1,363 1,477 +8.4% 2,418 2,840 +17.4% Operating expenses (602) (574) (567) (608) (602) (598) -0.8% (1,175) (1,200) +2.1% Net operating income 586 657 690 877 761 880 +15.6% 1,243 1,641 +32.0% Net loan-loss provisions (363) (389) (399) (439) (483) (487) +0.9% (752) (970) +29.0% Other gains (losses) and provisions (22) (265) (33) (38) (35) (41) +14.9% (287) (76) -73.4% Profit before tax 200 4 258 401 242 352 +45.1% 204 594 +191.0% Consolidated profit 113 (91) 147 266 147 233 +59.1% 22 380 — Underlying attributable profit 93 (109) 121 244 123 212 +72.5% (16) 335 —

54 PagoNxt (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 31 31 35 35 38 42 +10.8% 62 80 +29.4% Net fee income 224 233 241 261 245 265 +8.4% 456 510 +11.7% Gains (losses) on financial transactions and other 29 36 35 50 34 17 -49.1% 65 51 -21.0% Total revenue 283 300 311 346 317 325 +2.6% 583 641 +9.9% Operating expenses (304) (297) (288) (271) (286) (290) +1.4% (601) (576) -4.2% Net operating income (21) 4 23 75 31 35 +13.4% (18) 65 — Net loan-loss provisions (4) (5) (3) (4) (6) (5) -16.7% (9) (11) +16.4% Other gains (losses) and provisions (2) (256) (15) (23) (12) (21) +75.2% (259) (33) -87.2% Profit before tax (27) (258) 4 48 13 9 -30.8% (286) 22 — Consolidated profit (37) (265) (17) 28 9 11 +28.0% (302) 20 — Underlying attributable profit (39) (265) (21) 26 4 11 +149.9% (304) 16 —

55 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 27 29 34 34 38 43 +14.5% 55 80 +45.1% Net fee income 203 216 236 257 242 268 +11.0% 419 510 +21.7% Gains (losses) on financial transactions and other 28 35 35 50 34 17 -49.2% 64 51 -19.9% Total revenue 258 280 305 341 313 328 +4.9% 538 641 +19.2% Operating expenses (290) (285) (285) (270) (284) (292) +2.8% (575) (576) +0.1% Net operating income (32) (5) 20 71 29 36 +25.2% (37) 65 — Net loan-loss provisions (3) (5) (3) (4) (6) (5) -15.3% (9) (11) +25.8% Other gains (losses) and provisions (2) (256) (14) (22) (12) (21) +80.1% (258) (33) -87.2% Profit before tax (37) (266) 2 45 11 10 -10.8% (304) 22 — Consolidated profit (44) (270) (18) 26 8 12 +53.2% (314) 20 — Underlying attributable profit (46) (271) (22) 24 4 12 +223.8% (316) 16 —

56 Cards (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 632 608 551 645 647 683 +5.6% 1,239 1,330 +7.3% Net fee income 438 449 450 464 449 469 +4.6% 888 918 +3.4% Gains (losses) on financial transactions and other (35) (17) (22) 57 (29) (21) -28.8% (52) (50) -4.6% Total revenue 1,035 1,040 978 1,166 1,067 1,132 +6.1% 2,075 2,199 +6.0% Operating expenses (334) (309) (286) (340) (322) (302) -6.1% (643) (624) -3.0% Net operating income 701 731 692 826 745 830 +11.4% 1,432 1,575 +10.0% Net loan-loss provisions (414) (429) (410) (444) (486) (474) -2.5% (843) (960) +13.8% Other gains (losses) and provisions (20) (9) (19) (16) (24) (19) -19.3% (29) (43) +47.3% Profit before tax 266 294 263 366 235 337 +43.2% 560 572 +2.3% Consolidated profit 173 194 169 247 141 219 +54.5% 368 360 -2.1% Underlying attributable profit 155 175 147 226 121 198 +62.8% 330 319 -3.3%

57 Cards (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 559 546 534 636 636 694 +9.1% 1,105 1,330 +20.4% Net fee income 402 420 439 458 442 476 +7.5% 822 918 +11.7% Gains (losses) on financial transactions and other (33) (14) (21) 51 (29) (21) -27.9% (47) (50) +5.4% Total revenue 929 951 952 1,145 1,050 1,149 +9.4% 1,880 2,199 +16.9% Operating expenses (311) (289) (282) (338) (318) (306) -4.0% (600) (624) +3.9% Net operating income 617 663 670 806 732 843 +15.3% 1,280 1,575 +23.1% Net loan-loss provisions (360) (384) (396) (435) (477) (482) +1.1% (743) (960) +29.1% Other gains (losses) and provisions (20) (9) (19) (16) (24) (20) -17.6% (29) (43) +49.2% Profit before tax 237 270 256 355 231 341 +47.8% 508 572 +12.7% Consolidated profit 156 180 164 240 139 221 +59.4% 336 360 +7.2% Underlying attributable profit 139 161 143 219 119 200 +67.8% 300 319 +6.2%

58 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income (31) (69) (95) (113) (112) (120) +7.7% (100) (232) +132.9% Net fee income (1) 2 (8) (3) (9) (7) -20.8% 1 (16) — Gains (losses) on financial transactions and other (178) (74) (150) 44 (95) (8) -91.6% (251) (103) -59.2% Total revenue (210) (140) (254) (72) (215) (135) -37.2% (350) (351) +0.1% Operating expenses (87) (86) (101) (104) (87) (97) +11.1% (174) (184) +6.2% Net operating income (297) (227) (355) (176) (303) (232) -23.2% (524) (535) +2.1% Net loan-loss provisions (2) (0) 1 3 (99) (98) -0.6% (2) (197) — Other gains (losses) and provisions (41) (40) (160) (25) (30) (45) +50.3% (80) (74) -7.1% Profit before tax (340) (266) (514) (197) (431) (375) -13.0% (606) (807) +33.1% Consolidated profit (357) (252) (403) (142) (394) (319) -19.0% (609) (713) +17.1% Underlying attributable profit (357) (252) (403) (142) (394) (319) -19.0% (609) (713) +17.1%

59 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

60 Spain (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,816 1,840 1,799 1,802 1,779 1,806 +1.5% 3,656 3,585 -1.9% Net fee income 746 738 707 676 767 735 -4.1% 1,484 1,503 +1.3% Gains (losses) on financial transactions and other 455 471 477 448 584 495 -15.2% 925 1,079 +16.6% Total revenue 3,016 3,048 2,983 2,926 3,130 3,036 -3.0% 6,065 6,167 +1.7% Operating expenses (1,032) (1,033) (1,073) (1,133) (1,049) (1,051) +0.2% (2,065) (2,099) +1.7% Net operating income 1,984 2,015 1,911 1,793 2,081 1,986 -4.6% 3,999 4,067 +1.7% Net loan-loss provisions (331) (327) (279) (322) (304) (295) -2.6% (658) (599) -9.0% Other gains (losses) and provisions (417) (244) (119) (224) (133) (103) -22.8% (660) (236) -64.3% Profit before tax 1,236 1,445 1,512 1,247 1,645 1,588 -3.5% 2,681 3,232 +20.6% Consolidated profit 772 984 1,081 925 1,147 1,111 -3.1% 1,756 2,258 +28.6% Underlying attributable profit 772 984 1,081 925 1,147 1,111 -3.1% 1,756 2,258 +28.6%

61 United Kingdom (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,185 1,196 1,256 1,313 1,298 1,244 -4.2% 2,381 2,543 +6.8% Net fee income 79 64 80 61 82 84 +2.2% 142 166 +16.8% Gains (losses) on financial transactions and other (7) 0 8 (17) (40) (27) -33.2% (7) (67) +836.0% Total revenue 1,257 1,260 1,344 1,356 1,341 1,302 -2.9% 2,516 2,642 +5.0% Operating expenses (734) (717) (710) (756) (720) (707) -1.7% (1,451) (1,427) -1.7% Net operating income 523 542 634 600 621 594 -4.2% 1,065 1,215 +14.1% Net loan-loss provisions (17) (44) (37) 34 (52) (60) +14.6% (61) (113) +83.6% Other gains (losses) and provisions (91) (64) (108) (179) (186) (154) -17.6% (155) (340) +119.8% Profit before tax 415 434 489 456 382 380 -0.3% 849 762 -10.2% Consolidated profit 305 325 346 331 285 276 -3.1% 630 560 -11.1% Underlying attributable profit 305 325 346 331 285 276 -3.1% 630 560 -11.1%

62 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,205 1,211 1,260 1,298 1,288 1,255 -2.6% 2,416 2,543 +5.2% Net fee income 80 64 80 60 82 85 +3.8% 144 166 +15.1% Gains (losses) on financial transactions and other (7) 0 8 (17) (40) (27) -31.9% (7) (67) +822.6% Total revenue 1,277 1,276 1,348 1,341 1,330 1,312 -1.3% 2,553 2,642 +3.5% Operating expenses (746) (726) (712) (747) (714) (713) -0.2% (1,473) (1,427) -3.1% Net operating income 531 549 636 593 616 599 -2.7% 1,081 1,215 +12.4% Net loan-loss provisions (18) (45) (37) 35 (52) (61) +16.3% (62) (113) +81.0% Other gains (losses) and provisions (92) (65) (109) (178) (185) (155) -16.1% (157) (340) +116.7% Profit before tax 421 440 491 450 379 383 +1.3% 861 762 -11.5% Consolidated profit 310 329 347 327 282 278 -1.6% 639 560 -12.3% Underlying attributable profit 310 329 347 327 282 278 -1.6% 639 560 -12.3%

63 United Kingdom (GBP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,015 1,020 1,061 1,093 1,085 1,057 -2.6% 2,035 2,142 +5.2% Net fee income 67 54 68 51 69 71 +3.8% 122 140 +15.1% Gains (losses) on financial transactions and other (6) 0 7 (15) (33) (23) -31.9% (6) (56) +822.6% Total revenue 1,076 1,075 1,135 1,129 1,120 1,105 -1.3% 2,151 2,226 +3.5% Operating expenses (629) (612) (599) (630) (602) (601) -0.2% (1,240) (1,202) -3.1% Net operating income 447 463 536 500 519 505 -2.7% 910 1,023 +12.4% Net loan-loss provisions (15) (38) (31) 29 (44) (51) +16.3% (52) (95) +81.0% Other gains (losses) and provisions (78) (54) (91) (150) (156) (131) -16.1% (132) (286) +116.7% Profit before tax 355 371 414 379 319 323 +1.3% 726 642 -11.5% Consolidated profit 261 277 292 275 238 234 -1.6% 538 472 -12.3% Underlying attributable profit 261 277 292 275 238 234 -1.6% 538 472 -12.3%

64 Portugal (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 431 413 373 332 348 336 -3.3% 844 684 -18.9% Net fee income 127 115 115 110 126 129 +2.7% 242 255 +5.0% Gains (losses) on financial transactions and other 26 30 13 16 29 24 -18.0% 56 53 -4.9% Total revenue 584 558 500 458 503 489 -2.7% 1,142 992 -13.1% Operating expenses (134) (134) (137) (143) (136) (134) -1.6% (267) (269) +0.7% Net operating income 450 425 363 315 367 356 -3.1% 874 723 -17.3% Net loan-loss provisions (7) 5 (7) (1) 14 (5) — (2) 9 — Other gains (losses) and provisions (3) (36) (5) (18) (1) (0) -75.3% (39) (1) -97.2% Profit before tax 440 394 351 296 380 350 -7.8% 834 730 -12.4% Consolidated profit 303 260 230 210 279 247 -11.3% 564 526 -6.7% Underlying attributable profit 303 260 229 209 278 247 -11.3% 563 525 -6.7%

65 Poland (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 686 697 727 733 744 736 -1.2% 1,384 1,480 +7.0% Net fee income 176 163 170 166 189 184 -3.0% 339 373 +10.1% Gains (losses) on financial transactions and other (28) 17 25 22 (50) 39 — (11) (11) +1.1% Total revenue 834 878 923 921 883 959 +8.6% 1,711 1,842 +7.6% Operating expenses (229) (237) (252) (246) (256) (256) +0.1% (466) (512) +9.7% Net operating income 605 640 670 675 627 703 +12.0% 1,245 1,330 +6.8% Net loan-loss provisions (130) (166) (103) (112) (78) (43) -45.2% (297) (120) -59.5% Other gains (losses) and provisions (62) (108) (63) (197) (49) (195) +297.4% (170) (245) +44.2% Profit before tax 412 366 505 366 500 465 -7.1% 779 965 +23.9% Consolidated profit 314 258 392 255 378 350 -7.5% 572 728 +27.4% Underlying attributable profit 213 173 256 158 237 219 -7.8% 386 457 +18.2%

66 Poland (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 703 709 736 747 739 741 +0.2% 1,412 1,480 +4.8% Net fee income 180 166 172 169 188 185 -1.6% 345 373 +7.9% Gains (losses) on financial transactions and other (29) 18 26 23 (50) 39 — (11) (11) -0.9% Total revenue 854 892 934 938 877 965 +10.0% 1,746 1,842 +5.5% Operating expenses (235) (241) (255) (251) (254) (258) +1.5% (476) (512) +7.6% Net operating income 619 651 679 687 623 707 +13.5% 1,270 1,330 +4.7% Net loan-loss provisions (133) (169) (104) (114) (77) (43) -44.1% (303) (120) -60.3% Other gains (losses) and provisions (63) (110) (63) (200) (49) (196) +301.0% (173) (245) +41.3% Profit before tax 422 372 512 373 497 468 -5.8% 795 965 +21.5% Consolidated profit 321 262 398 260 376 353 -6.1% 583 728 +24.8% Underlying attributable profit 218 176 260 161 236 221 -6.4% 394 457 +15.8%

67 Poland (PLN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 2,973 2,999 3,115 3,158 3,126 3,134 +0.2% 5,972 6,260 +4.8% Net fee income 761 700 727 714 795 783 -1.6% 1,461 1,578 +7.9% Gains (losses) on financial transactions and other (122) 75 110 96 (212) 166 — (47) (46) -0.9% Total revenue 3,611 3,775 3,952 3,968 3,709 4,082 +10.0% 7,386 7,791 +5.5% Operating expenses (992) (1,021) (1,081) (1,060) (1,074) (1,090) +1.5% (2,013) (2,165) +7.6% Net operating income 2,619 2,754 2,871 2,908 2,635 2,992 +13.5% 5,374 5,626 +4.7% Net loan-loss provisions (565) (716) (439) (482) (326) (182) -44.1% (1,280) (508) -60.3% Other gains (losses) and provisions (268) (464) (268) (848) (207) (828) +301.0% (732) (1,035) +41.3% Profit before tax 1,786 1,575 2,165 1,578 2,102 1,981 -5.8% 3,361 4,083 +21.5% Consolidated profit 1,359 1,108 1,683 1,099 1,589 1,491 -6.1% 2,467 3,080 +24.8% Underlying attributable profit 924 744 1,099 679 998 934 -6.4% 1,667 1,931 +15.8%

68 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,095 1,092 1,069 1,105 1,112 1,155 +3.8% 2,187 2,266 +3.6% Net fee income 220 231 229 222 188 185 -1.5% 451 372 -17.4% Gains (losses) on financial transactions and other 95 120 100 100 103 85 -17.5% 216 188 -12.9% Total revenue 1,410 1,444 1,398 1,427 1,402 1,424 +1.6% 2,854 2,827 -0.9% Operating expenses (665) (655) (656) (629) (667) (660) -1.0% (1,319) (1,326) +0.5% Net operating income 745 789 742 799 736 765 +3.9% 1,534 1,500 -2.2% Net loan-loss provisions (276) (308) (279) (345) (336) (284) -15.5% (584) (619) +6.0% Other gains (losses) and provisions (69) (124) (61) (481) (43) (111) +154.3% (193) (154) -20.2% Profit before tax 401 356 402 (28) 357 371 +3.9% 757 727 -3.9% Consolidated profit 297 279 302 (2) 256 262 +2.3% 576 518 -10.0% Underlying attributable profit 229 224 243 (54) 193 203 +4.9% 453 396 -12.5%

69 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,094 1,093 1,071 1,107 1,110 1,156 +4.1% 2,186 2,266 +3.7% Net fee income 220 231 229 222 187 185 -1.3% 451 372 -17.4% Gains (losses) on financial transactions and other 95 121 100 100 103 85 -17.0% 216 188 -13.1% Total revenue 1,409 1,445 1,401 1,429 1,401 1,426 +1.8% 2,853 2,827 -0.9% Operating expenses (664) (655) (657) (629) (666) (660) -0.8% (1,319) (1,326) +0.6% Net operating income 745 790 744 800 735 766 +4.2% 1,535 1,500 -2.2% Net loan-loss provisions (275) (310) (279) (345) (335) (284) -15.2% (585) (619) +5.9% Other gains (losses) and provisions (69) (125) (61) (483) (43) (111) +156.1% (194) (154) -20.8% Profit before tax 401 355 403 (29) 356 371 +4.2% 755 727 -3.7% Consolidated profit 297 278 303 (3) 256 263 +2.6% 575 518 -9.8% Underlying attributable profit 228 223 244 (55) 193 203 +5.3% 451 396 -12.3%

70 United States (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,396 1,428 1,411 1,458 1,499 1,450 -3.3% 2,824 2,949 +4.4% Net fee income 267 272 296 317 355 323 -8.8% 539 678 +25.8% Gains (losses) on financial transactions and other 205 201 163 167 160 140 -12.6% 406 300 -26.2% Total revenue 1,869 1,900 1,870 1,941 2,014 1,913 -5.0% 3,769 3,927 +4.2% Operating expenses (940) (963) (940) (987) (1,007) (937) -7.0% (1,903) (1,944) +2.2% Net operating income 929 938 929 954 1,006 976 -3.0% 1,866 1,983 +6.2% Net loan-loss provisions (615) (556) (650) (686) (535) (493) -7.8% (1,171) (1,028) -12.2% Other gains (losses) and provisions (40) (43) (62) (45) (25) (26) +6.9% (83) (51) -38.9% Profit before tax 274 339 217 223 447 457 +2.1% 612 904 +47.5% Consolidated profit 279 385 216 229 417 422 +1.3% 664 839 +26.2% Underlying attributable profit 279 385 216 229 417 422 +1.3% 664 839 +26.2%

71 United States (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,388 1,408 1,420 1,424 1,445 1,504 +4.1% 2,796 2,949 +5.5% Net fee income 265 269 298 310 342 336 -1.7% 534 678 +27.1% Gains (losses) on financial transactions and other 204 198 164 162 154 146 -5.6% 402 300 -25.4% Total revenue 1,858 1,874 1,882 1,897 1,941 1,986 +2.3% 3,732 3,927 +5.2% Operating expenses (934) (950) (946) (965) (971) (973) +0.3% (1,884) (1,944) +3.2% Net operating income 923 925 935 932 970 1,012 +4.4% 1,848 1,983 +7.3% Net loan-loss provisions (611) (548) (653) (671) (516) (513) -0.6% (1,159) (1,028) -11.3% Other gains (losses) and provisions (40) (43) (62) (43) (24) (27) +14.7% (82) (51) -38.2% Profit before tax 272 334 220 217 431 473 +9.7% 606 904 +49.0% Consolidated profit 278 380 218 223 402 437 +8.8% 658 839 +27.5% Underlying attributable profit 278 380 218 223 402 437 +8.8% 658 839 +27.5%

72 United States (USD mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,516 1,537 1,550 1,555 1,577 1,642 +4.1% 3,053 3,219 +5.5% Net fee income 290 293 325 338 373 367 -1.7% 583 741 +27.1% Gains (losses) on financial transactions and other 223 216 179 177 168 159 -5.6% 439 327 -25.4% Total revenue 2,028 2,046 2,054 2,071 2,119 2,168 +2.3% 4,074 4,287 +5.2% Operating expenses (1,020) (1,037) (1,033) (1,053) (1,060) (1,063) +0.3% (2,057) (2,123) +3.2% Net operating income 1,008 1,009 1,021 1,018 1,059 1,105 +4.4% 2,018 2,165 +7.3% Net loan-loss provisions (668) (598) (713) (733) (563) (560) -0.6% (1,266) (1,123) -11.3% Other gains (losses) and provisions (43) (46) (68) (47) (26) (30) +14.7% (90) (56) -38.2% Profit before tax 297 365 240 237 470 516 +9.7% 662 986 +49.0% Consolidated profit 303 415 238 243 438 477 +8.8% 718 916 +27.5% Underlying attributable profit 303 415 238 243 438 477 +8.8% 718 916 +27.5%

73 Mexico (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,214 1,207 1,113 1,097 1,129 1,109 -1.8% 2,421 2,238 -7.6% Net fee income 359 374 329 322 350 339 -3.1% 733 689 -6.0% Gains (losses) on financial transactions and other 35 55 34 139 26 57 +115.1% 90 83 -7.5% Total revenue 1,608 1,636 1,476 1,558 1,506 1,504 -0.1% 3,244 3,010 -7.2% Operating expenses (665) (677) (634) (689) (628) (617) -1.7% (1,343) (1,245) -7.3% Net operating income 943 959 843 869 878 887 +1.1% 1,901 1,765 -7.2% Net loan-loss provisions (370) (351) (293) (263) (304) (302) -0.6% (721) (607) -15.9% Other gains (losses) and provisions (15) (17) (13) (17) (31) (34) +9.2% (32) (65) +104.1% Profit before tax 558 590 536 589 542 551 +1.5% 1,149 1,093 -4.8% Consolidated profit 412 430 395 439 395 401 +1.5% 842 796 -5.4% Underlying attributable profit 411 429 394 438 394 400 +1.6% 840 794 -5.4%

74 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,027 1,027 1,060 1,076 1,113 1,125 +1.1% 2,054 2,238 +8.9% Net fee income 304 318 314 317 345 344 -0.2% 622 689 +10.8% Gains (losses) on financial transactions and other 29 47 33 129 26 57 +119.8% 76 83 +9.0% Total revenue 1,360 1,392 1,408 1,521 1,484 1,526 +2.8% 2,752 3,010 +9.4% Operating expenses (563) (576) (603) (670) (619) (626) +1.2% (1,139) (1,245) +9.3% Net operating income 798 816 805 851 865 900 +4.0% 1,613 1,765 +9.4% Net loan-loss provisions (313) (299) (282) (262) (300) (307) +2.3% (612) (607) -0.8% Other gains (losses) and provisions (12) (15) (13) (16) (31) (34) +12.2% (27) (65) +140.6% Profit before tax 472 502 510 573 535 559 +4.5% 975 1,093 +12.2% Consolidated profit 349 365 376 427 389 407 +4.5% 714 796 +11.5% Underlying attributable profit 348 365 375 425 388 406 +4.5% 713 794 +11.5%

75 Mexico (MXN mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 22,390 22,383 23,112 23,448 24,260 24,518 +1.1% 44,773 48,777 +8.9% Net fee income 6,621 6,937 6,850 6,903 7,520 7,504 -0.2% 13,559 15,024 +10.8% Gains (losses) on financial transactions and other 639 1,017 724 2,804 564 1,240 +119.8% 1,655 1,804 +9.0% Total revenue 29,650 30,337 30,686 33,155 32,344 33,262 +2.8% 59,987 65,606 +9.4% Operating expenses (12,267) (12,559) (13,136) (14,603) (13,488) (13,652) +1.2% (24,827) (27,140) +9.3% Net operating income 17,383 17,778 17,550 18,552 18,856 19,610 +4.0% 35,161 38,466 +9.4% Net loan-loss provisions (6,816) (6,515) (6,151) (5,708) (6,535) (6,685) +2.3% (13,331) (13,220) -0.8% Other gains (losses) and provisions (269) (319) (277) (352) (667) (749) +12.2% (589) (1,416) +140.6% Profit before tax 10,298 10,943 11,122 12,492 11,653 12,177 +4.5% 21,241 23,830 +12.2% Consolidated profit 7,606 7,966 8,191 9,297 8,487 8,868 +4.5% 15,572 17,355 +11.5% Underlying attributable profit 7,585 7,946 8,169 9,268 8,463 8,847 +4.5% 15,530 17,310 +11.5%

76 Brazil (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 2,630 2,605 2,474 2,413 2,402 2,338 -2.7% 5,235 4,740 -9.5% Net fee income 846 888 833 846 793 757 -4.6% 1,734 1,549 -10.7% Gains (losses) on financial transactions and other 30 (16) (24) 11 29 (9) — 15 19 +30.1% Total revenue 3,507 3,477 3,282 3,270 3,223 3,085 -4.3% 6,984 6,309 -9.7% Operating expenses (1,156) (1,109) (1,024) (1,063) (1,059) (1,002) -5.4% (2,265) (2,061) -9.0% Net operating income 2,351 2,368 2,258 2,207 2,165 2,083 -3.8% 4,719 4,248 -10.0% Net loan-loss provisions (1,163) (1,158) (1,088) (1,077) (1,166) (1,124) -3.6% (2,322) (2,290) -1.4% Other gains (losses) and provisions (211) (251) (201) (204) (194) (213) +9.6% (462) (407) -12.0% Profit before tax 977 958 969 926 805 747 -7.2% 1,935 1,551 -19.8% Consolidated profit 618 640 696 712 559 537 -3.8% 1,258 1,096 -12.9% Underlying attributable profit 561 580 630 652 509 487 -4.3% 1,141 996 -12.7%

77 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 2,249 2,323 2,396 2,386 2,351 2,389 +1.6% 4,572 4,740 +3.7% Net fee income 724 791 806 834 776 773 -0.3% 1,515 1,549 +2.3% Gains (losses) on financial transactions and other 26 (13) (22) 10 28 (9) — 13 19 +48.9% Total revenue 2,998 3,101 3,180 3,230 3,155 3,154 -0.0% 6,100 6,309 +3.4% Operating expenses (988) (990) (995) (1,049) (1,036) (1,025) -1.1% (1,978) (2,061) +4.2% Net operating income 2,010 2,112 2,185 2,181 2,119 2,129 +0.5% 4,122 4,248 +3.1% Net loan-loss provisions (995) (1,033) (1,054) (1,065) (1,141) (1,149) +0.6% (2,028) (2,290) +12.9% Other gains (losses) and provisions (180) (223) (196) (202) (190) (217) +14.2% (404) (407) +0.8% Profit before tax 835 855 935 915 787 764 -3.0% 1,690 1,551 -8.2% Consolidated profit 528 570 667 698 547 549 +0.5% 1,099 1,096 -0.3% Underlying attributable profit 480 517 604 638 498 498 -0.1% 997 996 -0.0%

78 Brazil (BRL mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 14,135 14,604 15,058 14,998 14,776 15,019 +1.6% 28,739 29,795 +3.7% Net fee income 4,549 4,973 5,065 5,243 4,877 4,862 -0.3% 9,521 9,739 +2.3% Gains (losses) on financial transactions and other 164 (82) (136) 61 177 (55) — 82 122 +48.9% Total revenue 18,847 19,495 19,987 20,303 19,830 19,826 -0.0% 38,342 39,656 +3.4% Operating expenses (6,213) (6,222) (6,253) (6,592) (6,513) (6,440) -1.1% (12,435) (12,953) +4.2% Net operating income 12,634 13,273 13,734 13,710 13,317 13,385 +0.5% 25,907 26,703 +3.1% Net loan-loss provisions (6,251) (6,494) (6,626) (6,694) (7,174) (7,220) +0.6% (12,746) (14,394) +12.9% Other gains (losses) and provisions (1,134) (1,404) (1,232) (1,267) (1,194) (1,364) +14.2% (2,538) (2,558) +0.8% Profit before tax 5,249 5,375 5,876 5,750 4,950 4,802 -3.0% 10,624 9,752 -8.2% Consolidated profit 3,321 3,585 4,193 4,385 3,436 3,452 +0.5% 6,906 6,888 -0.3% Underlying attributable profit 3,016 3,248 3,797 4,011 3,132 3,130 -0.1% 6,264 6,262 -0.0%

79 Chile (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 352 472 482 516 512 490 -4.3% 824 1,002 +21.7% Net fee income 129 137 146 140 151 145 -4.0% 265 297 +11.8% Gains (losses) on financial transactions and other 47 51 64 59 58 53 -9.7% 97 111 +14.1% Total revenue 527 659 691 714 722 688 -4.7% 1,187 1,410 +18.8% Operating expenses (224) (241) (236) (232) (249) (235) -5.6% (465) (484) +4.0% Net operating income 303 418 455 482 473 453 -4.2% 721 926 +28.4% Net loan-loss provisions (125) (126) (127) (118) (156) (138) -11.4% (251) (294) +16.8% Other gains (losses) and provisions (18) (2) (11) (21) (3) (7) +177.9% (20) (10) -50.9% Profit before tax 160 290 317 343 315 308 -2.2% 450 623 +38.4% Consolidated profit 126 232 257 285 268 263 -2.1% 358 531 +48.5% Underlying attributable profit 90 162 180 196 185 184 -0.2% 253 369 +46.0%

80 Chile (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 347 456 472 508 498 504 +1.3% 803 1,002 +24.8% Net fee income 127 132 143 138 147 150 +1.7% 259 297 +14.7% Gains (losses) on financial transactions and other 46 49 63 58 57 54 -4.2% 95 111 +17.0% Total revenue 520 637 677 704 702 708 +0.9% 1,156 1,410 +21.9% Operating expenses (221) (232) (231) (229) (242) (242) +0.0% (453) (484) +6.7% Net operating income 299 404 446 475 460 466 +1.4% 703 926 +31.7% Net loan-loss provisions (123) (122) (125) (116) (151) (142) -6.0% (245) (294) +19.8% Other gains (losses) and provisions (18) (1) (10) (21) (3) (7) +188.8% (19) (10) -49.6% Profit before tax 157 281 311 338 306 317 +3.5% 439 623 +42.0% Consolidated profit 124 225 252 280 261 270 +3.6% 349 531 +52.4% Underlying attributable profit 89 157 176 193 179 189 +5.5% 246 369 +49.8%

81 Chile (CLP mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 361,759 475,476 491,886 529,884 519,215 525,944 +1.3% 837,235 1,045,159 +24.8% Net fee income 132,221 137,526 148,628 143,434 153,370 155,955 +1.7% 269,748 309,325 +14.7% Gains (losses) on financial transactions and other 47,914 50,822 65,168 60,347 59,022 56,540 -4.2% 98,736 115,562 +17.0% Total revenue 541,894 663,825 705,682 733,665 731,607 738,439 +0.9% 1,205,719 1,470,046 +21.9% Operating expenses (230,419) (242,392) (241,154) (238,447) (252,205) (252,292) +0.0% (472,811) (504,497) +6.7% Net operating income 311,474 421,433 464,529 495,219 479,401 486,147 +1.4% 732,907 965,549 +31.7% Net loan-loss provisions (128,553) (126,876) (129,978) (121,321) (157,775) (148,308) -6.0% (255,429) (306,083) +19.8% Other gains (losses) and provisions (18,723) (1,490) (10,793) (21,524) (2,621) (7,569) +188.8% (20,213) (10,190) -49.6% Profit before tax 164,199 293,067 323,757 352,373 319,006 330,270 +3.5% 457,266 649,276 +42.0% Consolidated profit 129,060 234,352 262,298 292,044 272,075 281,751 +3.6% 363,412 553,826 +52.4% Underlying attributable profit 92,983 163,683 183,935 201,084 187,149 197,461 +5.5% 256,666 384,611 +49.8%

82 Argentina (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 1,025 397 390 1,107 416 523 +25.7% 1,423 939 -34.0% Net fee income 131 73 111 287 172 217 +25.9% 204 390 +90.9% Gains (losses) on financial transactions and other (601) (6) (81) (347) (84) (99) +17.7% (607) (184) -69.7% Total revenue 555 465 421 1,047 504 641 +27.1% 1,020 1,145 +12.2% Operating expenses (286) (129) (192) (416) (223) (275) +23.3% (414) (498) +20.2% Net operating income 270 336 228 631 281 366 +30.2% 606 647 +6.8% Net loan-loss provisions (35) (31) (63) (156) (76) (133) +76.1% (66) (209) +218.6% Other gains (losses) and provisions (131) (77) (22) (123) (8) (37) +371.1% (208) (45) -78.2% Profit before tax 104 228 143 352 197 195 -1.1% 332 393 +18.2% Consolidated profit 102 165 116 284 129 134 +3.9% 267 263 -1.5% Underlying attributable profit 101 164 116 283 129 134 +3.9% 266 262 -1.4%

# Argentina (Argentine peso mn)

| Underlying income statement | Q1'24 | Q2'24 | Q3'24 | Q4'24 | Q1'25 | Q2'25 | Change Q2'25 / Q1'25 | H1'24 | H1'25 | Change H1'25 / H1'24 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 949,444 | 1,183,149 | 799,603 | 665,292 | 593,186 | 722,372 | +21.8% | 2,132,594 | 1,315,558 | -38.3% |
| Net fee income | 121,575 | 184,297 | 204,428 | 232,193 | 246,000 | 299,934 | +21.9% | 305,871 | 545,935 | +78.5% |
| Gains (losses) on financial transactions and other | (556,696) | (352,838) | (202,443) | (162,607) | (120,328) | (137,021) | +13.9% | (909,534) | (257,349) | -71.7% |
| **Total revenue** | **514,323** | **1,014,608** | **801,588** | **734,878** | **718,858** | **885,285** | **+23.2%** | **1,528,931** | **1,604,143** | **+4.9%** |
| Operating expenses | (264,501) | (356,735) | (360,405) | (278,460) | (318,131) | (379,737) | +19.4% | (621,236) | (697,868) | +12.3% |
| **Net operating income** | **249,823** | **657,872** | **441,183** | **456,418** | **400,727** | **505,548** | **+26.2%** | **907,695** | **906,275** | **-0.2%** |
| Net loan-loss provisions | (32,243) | (66,079) | (109,905) | (142,215) | (107,970) | (184,880) | +71.2% | (98,322) | (292,851) | +197.8% |
| Other gains (losses) and provisions | (121,080) | (190,573) | (60,700) | (63,207) | (11,302) | (52,111) | +361.1% | (311,653) | (63,412) | -79.7% |
| **Profit before tax** | **96,499** | **401,221** | **270,578** | **250,996** | **281,455** | **268,557** | **-4.6%** | **497,720** | **550,012** | **+10.5%** |
| **Consolidated profit** | **94,174** | **305,308** | **219,057** | **202,550** | **183,690** | **184,270** | **+0.3%** | **399,482** | **367,960** | **-7.9%** |
| **Underlying attributable profit** | **93,937** | **304,665** | **218,682** | **202,229** | **183,358** | **183,927** | **+0.3%** | **398,602** | **367,284** | **-7.9%** |

83

84 Rest of the Group (EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 183 196 228 225 250 272 +8.8% 379 522 +37.7% Net fee income 162 180 181 199 205 224 +9.2% 342 428 +25.1% Gains (losses) on financial transactions and other 78 109 92 55 70 71 +1.0% 187 141 -24.9% Total revenue 424 485 501 479 525 566 +7.9% 909 1,091 +20.0% Operating expenses (395) (385) (393) (375) (409) (405) -0.9% (779) (814) +4.5% Net operating income 29 100 107 104 116 161 +39.3% 129 277 +113.7% Net loan-loss provisions (54) (55) (50) (71) (70) (43) -38.2% (108) (114) +4.8% Other gains (losses) and provisions (29) (256) (66) (8) 3 (37) — (285) (34) -88.0% Profit before tax (54) (210) (9) 25 49 80 +65.7% (264) 129 — Consolidated profit (56) (229) (37) 38 23 64 +181.4% (285) 87 — Underlying attributable profit (56) (227) (37) 40 23 68 +199.9% (283) 91 —

85 Rest of the Group (Constant EUR mn) Change Change Underlying income statement Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q2'25 / Q1'25 H1'24 H1'25 H1'25 / H1'24 Net interest income 172 183 225 221 243 278 +14.3% 355 522 +46.9% Net fee income 158 175 181 197 201 227 +13.2% 333 428 +28.4% Gains (losses) on financial transactions and other 77 105 91 56 67 74 +9.4% 181 141 -22.4% Total revenue 407 463 496 473 512 579 +13.2% 870 1,091 +25.4% Operating expenses (388) (376) (392) (371) (402) (412) +2.3% (764) (814) +6.6% Net operating income 19 87 105 102 109 167 +53.3% 107 277 +159.7% Net loan-loss provisions (50) (51) (49) (70) (69) (45) -34.3% (102) (114) +11.4% Other gains (losses) and provisions (28) (255) (66) (8) 2 (36) — (283) (34) -87.9% Profit before tax (60) (219) (10) 24 43 86 +99.9% (279) 129 — Consolidated profit (61) (236) (38) 37 19 68 +249.3% (296) 87 — Underlying attributable profit (61) (234) (38) 39 19 72 +271.7% (295) 91 —

86 Supplementary information Balance sheet and capital management NIM, yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

87 Glossary - Acronyms • ALCO: Assets and Liabilities Committee • AT1: Additional Tier 1 • bn: Billion • Bps: basis points • CBR: Combined Buffer Requirement • CET1: Common equity tier 1 • CIB: Corporate & Investment Banking • HQLA: High quality liquid assets • FY: Full year • HTC: Held to collect • HTC&S: Held to collect and sell • IFRS 9: International Financial Reporting Standard 9, regarding financial instruments • IFRS 5: International Financial Reporting Standard 5, regarding Non-current assets held for sale and discontinued operations • LCR: Liquidity coverage ratio • LLPs: Loan-loss provisions • M/LT: Medium- and long-term • mn: million • MREL: Minimum requirement for own funds and eligible liabilities • NII: Net interest income • NPL: Non-performing loans • P&L: Profit and loss • Pp: percentage points • RWA: Risk-weighted assets • ST: Short term • T1/T2: Tier 1 / Tier 2 • TLAC: Total loss-absorbing capacity • YTD: Year to date

88 Glossary - Definitions EFFICIENCY • Efficiency: Underlying operating expenses / Underlying total income. Operating expenses defined as administrative expenses + amortizations CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months LIQUIDITY • Group LCR: This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk. • Consolidated LCR: This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 July 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer